UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Alliqua, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

019621200

(CUSIP Number)

David Johnson

c/o Alliqua, Inc.

2150 Cabot Blvd. West, Suite B

Langhorne, PA 19047

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019621200
1. Names of Reporting Persons. David Johnson
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,119,028 (1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,119,028 (1)(2)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,119,028 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 6.8% (3)
14. Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 376,006 shares of common stock, (ii) 714,804 shares of common stock issuable upon exercise of options that are exercisable within 60 days of this report, and (iii) 28,218 shares of common stock issuable upon exercise of warrants. Effective as of November 18, 2013, Alliqua, Inc. consummated a 1-for-43.75 reverse split of its common stock (the “Reverse Stock Split”). The number of shares of common stock reported in rows (7), (9), and (11) of the cover page have been adjusted to give effect to the Reverse Stock Split.

(2)	This amount does not reflect an additional 589,686 shares of common stock issuable upon exercise of options that are subject to vesting and are not currently exercisable within 60 days.

(3)	The percentage ownership interest is determined based on 15,737,936 shares of common stock outstanding as of May 7, 2014, as reported by Alliqua, Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2014.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”) of Alliqua, Inc., a Florida corporation (the “Issuer”). The principal business address of the Issuer is 2150 Cabot Boulevard West, Langhorne, Pennsylvania, 19047.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by David Johnson (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o Alliqua, Inc., 2150 Cabot Boulevard West, Langhorne, Pennsylvania, 19047.

(c)	The Reporting Person’s principal occupation is serving as the President, Chief Executive Officer and a director of the Issuer, which is located at 2150 Cabot Boulevard West, Langhorne, Pennsylvania, 19047.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person has acquired shares of Common Stock and options and warrants to purchase shares of Common Stock pursuant to the following transactions:

•	On November 29, 2012, in connection with his appointment to the board of directors of the Issuer and appointment as executive chairman of Aquamed Technologies, Inc., a wholly owned subsidiary of the Issuer, the Issuer granted to the Reporting Person the following options, subject to vesting: (i) options to purchase 59,200 shares of Common Stock at an exercise price of $4.38 per share, which vested and became exercisable on November 29, 2012, (ii) options to purchase 59,200 shares of Common Stock at an exercise price of $6.56 per share, which vested and became exercisable on November 29, 2013 and (iii) options to purchase 59,200 shares of Common Stock at an exercise price of $8.75 per share, which vest and become exercisable on November 29, 2014.(1) The options were not purchased by the Reporting Person for any additional amount of funds or other consideration.

•	On February 4, 2013, pursuant to that certain employment agreement, dated February 4, 2013, by and between the Issuer and the Reporting Person (the “Employment Agreement”), the Issuer granted to the Reporting Person a nonqualified stock option to purchase 279,227 shares of Common Stock at an exercise price of $3.28 per share, with 100% of the shares vesting immediately on the date of grant, subject to the terms and conditions of that certain nonqualified stock option agreement by and between the Issuer and the Reporting Person, effective as of February 4, 2013.([1]) The option was not purchased by Reporting Person for any additional amount of funds or other consideration.

•	On February 22, 2013, as part of a private placement transaction, the Reporting Person purchased units consisting of 14,109 shares of Common stock and warrants to purchase up to 14,109 shares of Common Stock at an exercise price of $4.24 per share.(1) The Reporting Person used personal funds to purchase the units for an aggregate purchase price of $50,000.

(1) The number of shares of Common Stock and exercise price per share reported herein have been adjusted to give effect to the Reverse Stock Split.

•	On June 28, 2013, as part of a private placement transaction, the Reporting Person purchased units consisting of 14,109 shares of Common Stock and warrants to purchase up to 14,109 shares of Common Stock at an exercise price of $4.24 per share.(1) The Reporting Person used personal funds to purchase the units for an aggregate purchase price of $50,000.

•	On November 14, 2013, pursuant to the Employment Agreement, the Issuer granted to the Reporting Person, subject to vesting, stock options to purchase an aggregate of 117,124 shares of Common Stock at an exercise price of $3.50 per share. (1) The options vest and become exercisable as follows: (i) 32,549 shares on March 28, 2014, (ii) 41,116 shares on June 28, 2014 and (iii) 43,460 shares on September 30, 2014.(1) In addition, on December 20, 2013, pursuant to an amendment to the Employment Agreement, the Issuer granted to the Reporting Person a single nonqualified stock option to purchase an additional 730,535 shares of Common Stock at an exercise price of $6.82 per share, with one-ninth (1/9th) of the option vesting on the first day of each calendar quarter during the period commencing on January 1, 2014 and ending on January 1, 2016, provided that the Reporting Person remains employed by the Issuer on the applicable vesting date, and subject to the terms and conditions of that certain nonqualified stock option agreement by and between the Issuer and the Reporting Person, effective as of December 20, 2013. The options were not purchased by the Reporting Person for any additional amount of funds or other consideration.

•	On January 6, 2014, the Issuer granted a restricted stock award of 369,395 shares of Common Stock to the Reporting Person as consideration for his services as the Issuer’s president and chief executive officer, pursuant to the Alliqua, Inc. 2011 Long-Term Incentive Plan. The award shares vest quarterly, with one-eighth (1/8th) vesting on January 6, 2014 and the first day of each calendar quarter thereafter, provided that the Reporting Person remains employed by the Issuer on the applicable vesting date, and subject to the terms and conditions of that certain restricted stock award agreement, dated January 6, 2014, by and between the Issuer and the Reporting Person. The Reporting Person surrendered 19,245 and 20,186 shares of the restricted stock award on January 6 and April 1, 2014, respectively, to satisfy his tax withholding obligation upon the vesting of each one-eighth (1/8th) of the award shares as of such dates. The Reporting Person has sole voting control over the award shares during the vesting period and therefore is deemed to beneficially own such shares.

•	On March 6, 2014, in connection with executive bonuses for the 2013 calendar year, the Issuer granted a restricted stock award of 17,824 shares of Common Stock to the Reporting Person pursuant to the Alliqua, Inc. 2011 Long-Term Incentive Plan that is subject to forfeiture until vested. The restricted stock award vests on March 6, 2015. The Reporting Person has sole voting control over the award shares during the vesting period and therefore is deemed to beneficially own such shares.

Item 4. Purpose of the Transaction.

The information set forth in Item 3 hereof is incorporated herein by reference.

The Reporting Person acquired the shares of Common Stock and the options and warrants to purchase shares of Common Stock reported in this Schedule 13D for investment purposes only. Consistent with his individual investment purposes, the Reporting Person at any time and/or from time to time may acquire additional shares of Common Stock or dispose of Common Stock, based on prevailing market conditions, other investment opportunities, liquidity requirement of the Reporting Person and or other investment considerations.

The Reporting Person is currently the Chief Executive Officer of the Issuer and takes an active role in the management, operations and finances of the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b) and (c) – The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

As of the date of this report on Schedule 13D, the Reporting Person beneficially owns directly 1,119,028 shares of Common Stock, which includes (i) 376,006 shares of Common Stock, (ii) 714,804 shares of Common Stock issuable upon exercise of options that are vested and exercisable within 60 days of this report, and (iii) 28,218 shares of Common Stock issuable upon exercise of warrants. The aforementioned number of shares represents approximately 6.8% of the shares of Common Stock outstanding as of such date. The above percentage interest is determined based on 15,737,936 shares of Common Stock outstanding as of May 7, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2014. The Reporting Person has sole voting and dispositive power over 376,006 shares of Common Stock and will have sole and dispositive power over any shares of Common Stock issued upon exercise of the stock options and warrants held by the Reporting Person.

The 1,119,028 shares of Common Stock reported above as beneficially owned by the Reporting Person does not include options to purchase an additional 589,686 shares of Common Stock that remain subject to vesting and are not currently exercisable within 60 days of this report. Subject to the satisfaction of all conditions to vesting, the remaining options shall vest and become exercisable as follows:

Number of Shares Subject to Vesting	Exercise Price	Vesting Date
43,460	$3.50	September 30, 2014
59,200	$8.75	November 29, 2014
81,171	$6.82	October 1, 2014
81,171	$6.82	January 1, 2015
81,171	$6.82	April 1, 2015
81,171	$6.82	July 1, 2015
81,171	$6.82	October 1, 2015
81,171	$6.82	January 1, 2016

Each of the Common Stock amounts set forth in the immediately preceding paragraphs have been adjusted to give effect to the Reverse Stock Split.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3 and 5 hereof is incorporated herein by reference in this Item 6.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
1	Executive Employment Agreement, dated as of February 4, 2013, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2013).
2	Nonqualified Stock Option Agreement, dated February 4, 2013, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2013).
3	Form of Securities Purchase Agreement, dated February 22, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 25, 2013).
4	Form of Securities Purchase Agreement, dated June 28, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 5, 2013).
5	First Amendment to Executive Employment Agreement, dated December 20, 2013, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2013).
6	Nonqualified Stock Option Agreement, dated December 20, 2013, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2013).
7	Restricted Stock Award Agreement, dated January 6, 2014, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2014).
8	Restricted Stock Award Agreement, dated March 6, 2014, by and between Alliqua, Inc. and David Johnson.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2014

/s/ David I. Johnson

David I. Johnson

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Executive Employment Agreement, dated as of February 4, 2013, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2013).
2	Nonqualified Stock Option Agreement, dated February 4, 2013, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2013).
3	Form of Securities Purchase Agreement, dated February 22, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on February 25, 2013).
4	Form of Securities Purchase Agreement, dated June 28, 2013, by and among Alliqua, Inc. and certain purchasers set forth therein (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on July 5, 2013).
5	First Amendment to Executive Employment Agreement, dated December 20, 2013, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2013).
6	Nonqualified Stock Option Agreement, dated December 20, 2013, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2013).
7	Restricted Stock Award Agreement, dated January 6, 2014, by and between Alliqua, Inc. and David Johnson (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 10, 2014).
8	Restricted Stock Award Agreement, dated March 6, 2014, by and between Alliqua, Inc. and David Johnson.